Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated January 27, 2011	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

	By:	/s/ David Chenghong He
	Name:	David Chenghong He
	Title:	Chief financial officer

Date: January 27, 2011

Exhibit 99.1

Contact:
Acorn International, Inc.	CCG Investor Relations
Ms. Chen Fu, IR Director	Mr. Crocker Coulson, President
Phone: +86-21-51518888 Ext. 2228	Phone: +1-646-213-1915 (New York)
Email: fuchen@chinadrtv.com	Email: crocker.coulson@ccgir.com
www.chinadrtv.com	www.ccgirasia.com

Acorn International Announces Restructuring Changes and Updates

Full Year 2010 Financial Guidance

SHANGHAI, China, January 27, 2011 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a leading integrated multi-platform marketing company in China engaged in developing, promoting and selling consumer products and services through its extensive distribution network, today announced that following new management’s evaluation of its business and as part of the strategy to improve media efficiency, Acorn has undertaken various restructuring activities resulting in one-time charges in the fourth quarter of 2010. As a result, Acorn now expects fiscal year 2010 net revenue to be between $290 million and $295 million, in line with its previous estimates and a net loss from continuing operations to be between $3 million and $8 million. The Company expects to announce its fourth quarter and full year 2010 financial results around March 15, 2011.

Restructuring activities taken to improve Acorn’s operational efficiency include adopting a more aggressive policy for estimating inventory provision and the restructuring of Yiyang Yukang’s distribution business (Yiyang Yukang is Acorn’s wholly owned mobile handset manufacturer and distributor). Updated guidance also reflects severance charges related to senior personnel departures, including the recent departure of James Hu, former CEO.

Furthermore, the Company announced the resignation of its current acting CFO David He, effective on February 28, 2011. The Company has initiated a search for a qualified CFO to replace Mr. He.

“The restructuring is ongoing and we are evaluating our various business lines and making changes to enhance Acorn’s overall operational efficiency,” said Mr. Don Yang, Chief Executive Officer of Acorn. “In the meantime, we appreciate our shareholders’ patience and continuous support. We remain optimistic about our ability to strengthen our media platform and improve our business profitability.”

About Acorn International, Inc.

Acorn is a leading integrated multi-platform marketing company in China, operating one of China’s largest TV direct sales businesses in terms of revenues and TV air time and a nationwide off-TV distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. In addition to marketing and selling through its TV direct sales programs and its off-TV nationwide distribution network, Acorn also offers consumer products and services through catalogs, third-party bank channels, outbound telemarketing center and an e-commerce website. Leveraging its integrated multiple sales and marketing platforms, Acorn has built a proven track record of developing and selling proprietary-branded consumer products, as well as products and services from established third parties. For more information, please visit http://www.chinadrtv.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains certain “forward-looking statements” within the meaning of federal securities laws. All statements, other than statements of historical facts, included herein are “forward-looking statements” including, among other things, Acorn’s updated financial guidance for 2010, including the expected revenue range and size of the 2010 loss from operations and the size of its various restructuring and severance related charges and the effectiveness of management’s restructuring to strengthen the Company’s media platform and improve its profits and future prospects. The expectations reflected in these forward-looking statements involve significant assumptions, risks and uncertainties, and these expectations may prove to be incorrect. In particular, Acorn’s anticipated loss of operation and restructuring and other charges may be greater than currently estimated and the Company’s restructuring decisions may not improve the Company’s profitability, business or operations. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, in addition to those results discussed in the Company’s periodic reports that are filed with and available from the Securities and Exchange Commission. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

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